NEWS RELEASE DNT: TSX DNT: BVL GW4: WKN

SRK CONSULTING (CANADA) INC. JOINS CAñARIACO NORTE FEASIBILITY TEAM

Vancouver, British Columbia, November 14th, 2007.  Candente Resource Corp. (DNT:TSX) (“Candente”) is pleased to report that SRK Consulting (Canada) Inc. (“SRK”) has been selected to join the Cañariaco feasibility team.  SRK will initially focus on resource modelling, starter pit optimizations, geotechnical studies and mine planning.  SRK will also carry out a new resource estimate for Cañariaco Norte once sufficient drilling is completed to fully delineate deeper mineralization recently intersected in five holes to depths of up to 767 meters below surface.

The five deeper holes indicate a significant expansion to the deposit size since the March 2007 resource was based on 82 holes (26,019 meters) with average depths of 300 to 400 metres.  To date more than 50,000 meters have been drilled in 182 holes both as infill and expansion of the Cañariaco Norte deposit.  Three drills owned and operated by Energold Drilling Corp. are currently active at Cañariaco Norte.  One of the rigs is currently testing a potential southern extension 350 meters (m) southeast of the previously known deposit margin.

SRK joins Tetra Tech, Inc., Hydrometal LLC (Joe Schlitt), Merit International Consultants and AMEC Plc on the Cañariaco feasibility study team lead by Samuel Engineering, Inc., of Denver, Colorado.  Amec is responsible for the Environmental and Social Impact Assessment, which has been underway since January 2007.  Joe Schlitt of Hydrometal LLC, is overseeing the metallurgical testing program, which has been underway since June 2007 along with SGS Lakefield in Santiago, Chile.  Other discipline-specific studies associated with the Cañariaco feasibility study have been underway since May 2007.

Candente’s Cañariaco copper project in the Department of Lambayeque, Northern Peru continues to set itself apart from many other current copper development projects due to the increasing size of resource, higher grade starter pit, large percentage of chalcocite, low stripping ratio and good infrastructure in the form of existing, accessible grid power, roads and water.

Feasibility is focused on a higher grade pit with a low strip ratio of 1.3 to 1 (the “Starter Pit”) which is expected to allow for a shorter pay-back period.  After payback, expansions to the operation may be financed from cash flow.  As part of the Cañariaco feasibility, trade-off studies are underway to examine three scalable scenarios for Candente to develop the deposit.

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Scenario 1: Stage I Leaching SX-EW operation with Stage II increased production also SX-EW;

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Scenario 2: Stage I Leaching SX-EW with a Stage II Milling operation; and

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Scenario 3: Stage I Milling with Stage II increased production also Milling

Key components of the trade-off studies are capital expenditures operating costs, recoveries and time to production and saleable copper.  While initial capital expenditures would be higher for the milling scenario (Scenario 3), the increased copper recovery may justify the additional capital.

About SRK Consulting (Canada) Inc.

SRK is an independent, international consulting group, employing leading specialists in environmental science and mineral engineering. Its seamless integration of services, and global base, has made the company a significant international practice in due diligence, feasibility studies and confidential internal reviews. SRK’s global experience and reputation for excellence is widely recognized among the major financial institutions and we are repeatedly called upon to advise on and evaluate projects for all types of market transactions.  Formed in 1974, SRK employs more than 600 professionals internationally in 31 permanent offices on 6 continents.

About Cañariaco Norte

On March 4, 2007, an updated independent mineral resource estimate was completed on the Cañariaco Norte Zone (see News Release 202, March 4th, 2007).  The Measured resource was estimated as 255 million tonnes (MT) averaging 0.45% Cu and the Indicated resource was estimated as 388 million tonnes (MT) averaging 0.45% Cu, both used a cut-off grade of 0.3% Cu.  Together the Measured and Indicated resource was 643 million tonnes (MT) containing 6.35 billion (B) pounds (lbs) of copper.  The Inferred resource was estimated as 177 MT averaging 0.45% Cu at a cut-off grade of 0.3% Cu and containing 1.75 B lbs of Cu.  Within the larger resource, a Starter Pit of 104 MT (Measured 65 MT and Indicated 39 MT) grading 0.60% Cu at a cut-off of 0.28% Cu was delineated.

Complete results, maps, cross-sections and all reports can be viewed at:

http://www.candente.co/s/PeruProjects_Canariaco.asp

Sampling and analytical procedures conform to NI 43-101 standards and are detailed in the April 26th, 2007 Minefill report which can be found on the Candente Web site shown above.  All samples were submitted to Actlabs in Lima, Peru.  Robert van Egmond, P.Geo., Manager Exploration Peru is the Qualified Person as defined by NI 43-101 for the project discussed above and he has read and approved the contents of this release.

About Candente Resource Corp.

Candente is a diversified exploration company with copper, gold, silver, and zinc projects in Peru and Mexico.  Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Mr. Johnny DeCooman at 1 (917) 402-9416 or Mr. Neil Currie at: 1 (604) 689-1957 or 1 (877) 689-1964 (toll free); or communications@candente.com.  Visit our website at www.candente.com

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This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.   Candente relies upon litigation protection for forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS

We advise U.S. investors that this news release uses terms which are not recognized by the United States Securities and Exchange Commission (“SEC”), including “mineral resources”, “measured resources”, “indicated resources” and “inferred resources”. The estimation of measured and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted to reserves. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically mineable, or will be upgraded into measured or indicated mineral resources. U.S. investors are cautioned not to assume that mineral resources in any of these categories will be converted into reserves.